SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)

                        America West Airlines, Inc.
                                ----------
                             (Name of Issuer)


                   Class A Common Stock, $.01 par value
                   Class B Common Stock, $.01 par value
                 Warrants to Purchase Class B Common Stock
                                ----------
                      (Title of Class of Securities)


                                023650  302
                                023650  203
                                023650  112
                                ----------
                              (CUSIP Numbers)


                             Jeffery A. Smisek
           Senior Vice President, General Counsel and Secretary
                        Continental Airlines, Inc.
                      2929 Allen Parkway, Suite 2010
                           Houston, Texas 77019
                              (713) 834-2950
                                ----------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               June 12, 1996
                                ----------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [  ].

                               SCHEDULE 13D

CUSIP Nos. 023650  302, 023650  203, 023650  112


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Airlines, Inc.
      74-2099724


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [X]
      (b)  [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS

      WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE


               7    SOLE VOTING POWER

               CLASS A COMMON STOCK         158,569
               CLASS B COMMON STOCK         317,140

 NUMBER OF
  SHARES
BENEFICIALLY   8    SHARED VOTING POWER
 OWNED BY
   EACH        CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       5,175,291
               WARRANTS                   2,711,290


REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON
 WITH          CLASS A COMMON STOCK         158,569
               CLASS B COMMON STOCK         317,140


               10   SHARED DISPOSITIVE POWER

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       5,175,291
               WARRANTS                   2,711,290


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       5,175,291
               WARRANTS                   2,711,290


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               CLASS A COMMON STOCK             100.0%
               CLASS B COMMON STOCK              11.1%
               WARRANTS                          33.1%


14   TYPE OF REPORTING PERSON

     CO


     This Amendment No. 7 (this "Amendment") amends and supplements the
Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 22, 1996. Amendment No. 5 filed on February 27, 1996 and Amendment No. 6 filed on May 24, 1996 (the "Schedule 13D"), of Continental Airlines, Inc. ("Continental") with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a)-(b) At the date hereof, Continental has the sole power to vote and dispose of 158,569 shares of Class A Common and 317,140 shares of Class B Common. The Class A Common held by Continental represents approximately 13.2% of the 1,200,000 shares of Class A Common outstanding as of April 30, 1996, based on information provided by the Company. The Class B Common held by Continental represents approximately .7% of the 44,019,379 shares of Class B Common outstanding as of April 30, 1996, based on information provided by the Company.

     As set forth in Item 5(d) and 6 to the Schedule 13D, Continental has certain understandings and agreements regarding the voting and disposition of the securities of the Company held by it with the TPG Parties and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). As a result of these agreements and understandings, Continental together with each of the TPG Parties and Mesa comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of the TPG Parties and Mesa is contained in separate Schedules 13D, as amended, filed by each of the TPG Parties and Mesa.

     Pursuant to the referenced agreements and understandings, the group previously included GPA Group plc, an Irish public limited company ("GPA"). In an amendment to its Schedule 13D filed on June 12, 1996, GPA reported that on May 23, 1996 it closed the sale of all of its 1,384,615 Warrants to the Company for a total of $11,609,996.78, representing an amount per Warrant equal to (a) the difference between a per share exercise price of the Class
B Common of $20.125 and $12.74 (the exercise price of the Warrants), plus (b) a premium of $1.00 per Warrant. In the same amendment to its Schedule 13D, GPA reported that it no longer held any Class A Common, Class B Common or Warrants.

     As a result of, and simultaneously with, such sale, the rights and obligations of GPA under each of the Stockholders' Agreement and the GPA Voting Agreement (other than the obligation for GPA to cause the resignation or removal of its designated director from the Company's board of directors) terminated automatically. Accordingly, Continental no longer has any understandings or agreements regarding the voting and disposition of the securities of the Company help by it with GPA, and Continental and GPA no longer comprise a group within the meaning of Section 13(d)(3) of the Exchange Act.

     On the basis of information contained in the Schedules 13D (as amended as of the date hereof) filed by the TPG Parties and Mesa, Continental, the TPG Parties and Mesa, as a group, beneficially own 1,200,000 shares of Class A Common, 2,464,001 shares of Class B Common (excluding 2,711,290 shares of Class B Common purchasable upon the exercise of Warrants), and 2,711,290 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of April 30, 1996, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group (excluding shares purchasable upon the exercise of Warrants) represents approximately 5.6% of the 44,019,379 shares of Class B Common outstanding as of April 30, 1996, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 33.1% of the 8,184,763 Warrants outstanding as of April 30, 1996, based on information provided by the Company, after giving effect to the cancelation of the Warrants sold by GPA to the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 11.1% of the 46,730,669 shares of Class B Common that would be assumed to be outstanding upon such exercise.

     Except as described herein, Continental does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of Continental, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following paragraph immediately prior to the final paragraph thereof.

     As a result of, and simultaneously with, the sale of all of its Warrants (as reported in the amendment to its Schedule 13D described above), the rights and obligations of GPA under each of the Stockholders' Agreement and the GPA Voting Agreement (other than the obligation for GPA to cause the resignation or removal of its designated director from the Company's board of directors) terminated automatically.
                                 SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:    June 18, 1996


                              CONTINENTAL AIRLINES, INC.



                              By: /s/ Jeffery A. Smisek
                              Name:  Jeffery A. Smisek
                                     Senior Vice President